- 1 -

                                                                     EXHIBIT 3.1


AMENDMENT TO THE ARTICLES
OF ASSOCIATION

On this day, the twenty-second
of December
nineteen hundred and ninety-nine, appeared before me, Johannes Henderikus Maria Carlier, civil law notary in Amsterdam:
Eveline Katrien Elisabeth Labohm, care of Stibbe Simont Monahan Duhot, 1077ZZ Amsterdam, Strawinskylaan 2001, born in Eindhoven on the eighth day of April nineteen hundred and seventy.
The appearing person declared:
- that of the listed public company: VersaTel Telecom International N.V., with official seat in Amsterdam, having its office at Paalbergweg 36, 1105 BV Amsterdam, and registered with the Trade Register under number 33.272606, the articles of association were last amended by deed executed on the twenty-third day of July nineteen hundred and ninety- nine before J.H.M. Carlier, civil law notary in Amsterdam, in respect of which amendment the Minister of Justice on the twenty-second day of July nineteen hundred and ninety-nine under number N.V. 538.638 has advised that no objections have been apparent;
- that the general meeting of shareholders of the company resolved to amend the articles of association of the company partially;
- that furthermore a decision was made to authorize the appearing person to execute the deed of amendment to the articles of association;
- that the resolutions mentioned above are evidenced by a copy of the minutes of the meeting mentioned above which copy has been annexed to this deed.
Consequently the appearing person declared that the articles of association of the company are hereby amended as follows:

Article 4 paragraph 1 will read as follows:

4.1. The authorized capital of the company amounts to eighteen million five hundred thousand Dutch Guilders five Cents (NLG 18,500,000.05) and is divided into:
-    one hundred seventy-five million (175,000,000) ordinary shares;
-    twenty million (20,000,000) preference-A shares;
-    one hundred seventy-five million (175,000,000) preference-B shares, and
-    one (1) priority share,
each share having a nominal value of five Dutch Cents (NLG 0.05).

The final provision will be replaced by a new final provisions, which will read as follows: Until the day that since the present amendment to the articles of association two years have passed, the board of management under prior approval of the supervisory board is entitled to issue both the ordinary shares as well as the preference shares A and B to a maximum as defined in article 4 paragraph 1 of the articles, as well as to restrict or exclude with respect to an issue of ordinary shares or the granting of rights to subscribe for ordinary shares the pre-emptive right of holders of ordinary shares.
Finally the appearing person declared:
- that the current issued capital amounts to three million eight hundred eight thousand seven hundred forty-nine Dutch Guilders thirty Dutch Cents (NLG 3,808,749.30);
- that on twentieth day of December nineteen hundred and ninety-nine under number N.V. 538.638 the Minister of Justice has - according to the certificate at tached to this deed - advised that no objections to the present amendment to the articles of association have been apparent.
This deed was executed today in Amsterdam.
The substance of this deed was stated and explained to the appearing person.
The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it. Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at ten hours fifty minutes ante meridiem.